UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 7398

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

August 26, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,148,452
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,148,452
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,148,452
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.12%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,148,452
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,148,452
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,148,452
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.12%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,148,452
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,148,452
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,148,452
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.12%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 81,181,495 Common Shares that the Issuer reported as issued and outstanding as of July 31, 2015 in the Issuer’s Annual Report on Form 10-K filed August 6, 2015.

Explanatory Statement

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 9 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 10 is being filed jointly by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On August 26, 2015, MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) agreed to amend the Stock Purchase Plan Engagement Agreement dated February 19, 2015 (the “2015 Purchase Plan”). The amendment increases the total amount of Common Shares that can be acquired under the 2015 Purchase Plan to an amount that, together with the Common Shares already owned by the Reporting Persons, does not exceed 27.5% of the Issuer’s issued and outstanding Common Shares. The previous cap was 24.99% of the Issuer’s issued and outstanding Common Shares. The Reporting Persons expect that purchases of Common Shares will be made for MHC’s account pursuant to the 2015 Purchase Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

On August 26, 2015, MHC and Merrill Lynch agreed to amend the 2015 Purchase Plan. The amendment increases the total amount of Common Shares that can be acquired under the 2015 Purchase Plan to an amount that, together with the Common Shares already owned by the Reporting Persons, does not exceed 27.5% of the Issuer’s issued and outstanding Common Shares. The previous cap was 24.99% of the Issuer’s issued and outstanding Common Shares. On the date of the amendment, MHC was not in possession of any material nonpublic information regarding Issuer or its Common Shares and its decision to amend the 2015 Purchase Plan was made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. MHC requested and was granted approval by the Issuer to amend the 2015 Purchase Plan in the manner described in accordance with the Issuer’s Amended and Restated Trading Compliance Program.

The form of the amendment to the 2015 Purchase Plan is set forth in Exhibit 7.13 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.13	First Amendment to Stock Purchase Plan Engagement Agreement between Marubeni Aviation Holding Coöperatief U.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated February 19, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

MARUBENI CORPORATION

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	Managing Director